Additional Information

Titanium Metals Corporation ("TIMET") and Valhi, Inc. ("Valhi") are the holders of 23.6% and 7.3%, respectively, of the outstanding shares of class A common stock, par value $0.01 per share (the "Class A Common Stock"), of the issuer.

Valcor, Inc. ("Valcor") directly holds 100%, or 10,000,000 shares, of the Company's class B common stock, par value $0.01 per share (the "Class B Common Stock") and collectively with the Class A Common Stock shall be referred to as (the "Common Stock"). The description of the relative rights of the Common Stock contained in the issuer's restated certificate of incorporation is hereby incorporated herein by reference to Exhibit 3.1 of the issuer's Registration Statement on Form S-1 (File No. 333-42643). As a result of its ownership of all of the Class B Common Stock, Valcor currently holds approximately 66.1% of the combined voting power (95.1% for the election of directors) of all classes of voting stock of the issuer.

Tremont LLC, the Combined Master Retirement Trust (the "CMRT") and Valhi are the direct holders of approximately 39.7%, 9.0% and 1.1%, of the outstanding shares of TIMET common stock. Valhi also directly holds 14,700 6 5/8% Convertible Preferred Securities, Beneficial Unsecured Convertible Securities of the TIMET Capital Trust 1 (the "BUCs") that are convertible into 1,968 shares of TIMET common stock, or approximately 0.1% of the outstanding shares of TIMET common stock assuming the full conversion of only the BUCs Valhi directly holds. The spouse of Harold C. Simmons directly holds 1,600,000 BUCs that are convertible into 214,240 shares of TIMET common stock, or approximately 6.3% of the outstanding shares of TIMET common stock assuming the full conversion of only the BUCs she directly holds.

Valhi is the direct holder of 100% of the outstanding membership interests of Tremont LLC and 100% of the outstanding common stock of Valcor. VGI, National, Contran, the Harold Simmons Foundation (the "Foundation"), the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and the CMRT are the direct holders of 77.6%, 9.1%, 3.1%, 0.9%, 0.4% and 0.1%, respectively, of the common stock of Valhi. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA. Dixie Rice is the direct holder of 100% of the outstanding common stock of Dixie Holding and 88.9% of the outstanding common stock of Southwest.

Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold
C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

The Foundation directly holds approximately 0.9% of the outstanding shares of Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board of the Foundation.

The CDCT No. 2 directly holds approximately 0.4% of the outstanding Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran (i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

The CMRT directly holds approximately 9.0% of the outstanding shares of TIMET Common Stock and 0.1% of the outstanding shares of Valhi common stock. Valhi established the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Valhi and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

Valmont Insurance Company ("Valmont"), NL Industries, Inc. ("NL") and a subsidiary of NL directly own 1,000,000 shares, 3,522,967 shares and 1,186,200 shares, respectively, of Valhi common stock. Valhi is the direct holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont. Valhi and Tremont LLC are the direct holders of approximately 62.4% and 21.2%, respectively, of the outstanding common stock of NL. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that Valmont, NL and the subsidiary of NL own as treasury stock for voting purposes and for the purposes of this Statement such shares are not deemed outstanding.

Mr. Harold C. Simmons is chairman of the board of Tremont LLC, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran and chairman of the board and chief executive officer of NL.

By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of the Shares that are directly held by Valhi. However, Mr. Simmons disclaims such beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

Harold C. Simmons' spouse is the direct owner of 20,000 shares of Class A Common Stock and 1,600,000 BUCs. Mr. Simmons may be deemed to share indirect beneficial ownership of such securities. Mr. Simmons disclaims beneficial ownership of all securities that his spouse holds directly.

A trust of which Harold C. Simmons and his spouse are co-trustees and the beneficiaries are the grandchildren of his spouse is the direct holder of 4,760 shares of TIMET common stock. Mr. Simmons disclaims beneficial ownership of these shares.